January 22, 2015

VIA EDGAR

Ms. Melissa Raminpour, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:    Gentex Corporation
Form 10-K for the year ended December 31, 2013
Filed February 26, 2014
Form 10-Q for the quarter ended September 30, 2014
Filed November 10, 2014
File No. 000-10235

Dear Ms. Raminpour:

Gentex Corporation, a Michigan corporation (the "Company"), hereby acknowledges receipt of a January 16, 2015 letter from the staff of the Securities and Exchange Commission (the "Comment Letter"). The Comment Letter requests a response within ten business days from the date thereof, or that the Company advise the Staff when it will provide the requested response.

The Company respectfully requests an extension until February 13, 2015, to respond to the Comment Letter. Senior staff at the Company, whose input in preparing a response to the Comment Letter is essential, is involved in year-end closing of the Company's books, the audit of the Company's financial statements, preparing the Company's upcoming fourth quarter and year-end earnings release, preparing for the Company's conference call with respect to the same, as well as preparing for an upcoming meeting of the Company's Board of Directors and Board committee meetings. The Company expects to file its response and furnish requested information by February 13, 2015, as indicated.

We thank you in advance for your courtesy and consideration in this regard. Please contact me by telephone at 616-772-1590 x 4341, by fax at 616-772-7348, or by e-mail at steve.downing @gentex.com with any questions or comments you may have.

Sincerely,

/s/ Steven R. Downing

Steven R. Downing
Vice President-Finance and Treasurer

c:    Mr. Fred Bauer, Chairman and Chief Executive Officer
Mr. Kevin Nash, Vice President Accounting and Chief Accounting Officer